Exhibit 23.1
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
     Netherland, Sewell & Associates, Inc. has issued a report, as of December 31, 2008, of the “Estimate of Reserves and Future Revenue to the Ultra Petroleum Corporation Interest in certain oil and gas properties prepared in accordance with Securities and Exchange Commission guidelines” for Ultra Petroleum Corp. Netherland, Sewell & Associates, Inc. consents to the reference in Form 10-K to Netherland, Sewell & Associates, Inc.’s reserve reported dated February 6, 2009, and to the incorporation by reference of our Firm’s name and report into Ultra’s previously filed Registration Statements on Form S-8 (File Nos. 333-132443; 333-13342; 333-13278) and Form S-3 (File No. 333-89522).

NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ C. H. Scott Rees III, P.E.
C. H. Scott Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
February 18, 2009